Filed by McCormick & Company, Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Unilever PLC

(Commission File No. 001-04546)

Date: March 31, 2026

Employee FAQs

1.	Why is McCormick combining with Unilever’s food business?
•	McCormick and Unilever Foods are creating a scaled and global flavor-focused leader.
•	The proposed combination will create a leader in flavor across categories, geographies and channels.
•	It brings together a portfolio of iconic brands, high-growth potential brands and local-favorite brands.
•	These are high-growth businesses, with strong momentum and untapped opportunities.
•	The combined company is expected to benefit from enhanced resilience through scale and play in attractive categories.
2.	How long will the transaction take to close?
•	The transaction is expected to close by mid 2027.
3.	Who will lead the combined company? Will leadership from Unilever join the combined company?
•	Upon the closing of the transaction, Brendan Foley is expected to be Chairman, President and Chief Executive Officer of McCormick, and Marcos Gabriel is expected to be the Executive Vice President and Chief Financial Officer.
•	Executives from both companies will serve in key leadership roles. Upon closing, Unilever will appoint four of the combined company’s Board of Directors.
•	One Unilever executive is expected to serve as one of the four directors appointed by Unilever for a period of two years, to support a successful integration.

4.	Where will McCormick be headquartered following this transaction?
•	McCormick will retain its Global Headquarters in Hunt Valley, Maryland, and have an International Headquarters in the Netherlands, where Unilever Foods has a strong presence.
5.	What type of presence will McCormick maintain in The Netherlands?
•	McCormick will have an International Headquarters in the Netherlands.
•	Unilever Foods has a long-standing presence in the Netherlands, which is home to its world-leading R&D capability that supports its broad sector expertise.
•	The combined company regards this as a core strength of the business and intends to maintain this presence in the Netherlands.

6.	What does this transaction mean for me?
•	This proposed combination will bring together two businesses with complementary global footprints and portfolios of iconic brands across herbs, spices, seasonings, bouillon, condiments and sauces.
•	It will create a global flavor-focused leader that is scaled with diversification across categories, channels, and geographies.
•	Welcoming Unilever Foods into our business will unlock new opportunities for employee growth and development around the globe.
7.	Are there any job cuts/layoffs expected?
•	It is important to note that, until closing, it is business as usual. There are no plans to change current roles and ways of working at this point. Our primary intention is to capitalize on exciting new growth opportunities and make the process as seamless as possible.
•	As integration planning proceeds, both McCormick and Unilever are committed to keeping employees updated.
8.	Will there be changes to my direct manager, team, or organizational structure?
•	It is important to note that, until closing, it is business as usual. There are no plans to change current roles and ways of working at this point. Our primary intention is to capitalize on exciting new growth opportunities and make the process as seamless as possible.
•	As integration planning proceeds, both McCormick and Unilever are committed to keeping employees updated.

9.	Will my role and/or responsibilities be changing?
•	It is important to note that, until closing, it is business as usual. There are no plans to change current roles and ways of working at this point. Our primary intention is to capitalize on exciting new growth opportunities and make the process as seamless as possible.
•	As integration planning proceeds, both McCormick and Unilever are committed to keeping employees updated.
10.	How will the acquisition impact employee salaries or wages?
•	We do not currently anticipate any contractual changes for employees which include current arrangements for compensation and benefits.
•	As integration planning proceeds, both McCormick and Unilever are committed to keeping employees updated.
11.	How will the acquisition impact employee benefits, such as healthcare and retirement plans?
•	We do not currently anticipate any contractual changes for employees which include current arrangements for compensation and benefits. Both companies are committed to competitive compensation and benefits that enable us to attract and retain top talent.
12.	What do I do if I’m asked about the acquisition by a supplier, customer or other business partner?
•	If you typically interface with outside parties, talking points will be provided for you.
•	If you receive inquiries from other stakeholders that you are unsure how to answer, please do not respond and forward them to Corporate Communications at corporate_communications@mccormick.com and Faten Freiha at faten_freiha@mccormick.com.
13.	What do I do if I’m asked about the acquisition by a representative of a media organization?
•	If you receive inquiries from media or other stakeholders, please do not respond and please forward the inquiry to Corporate Communications at corporate_communications@mccormick.com, Faten Freiha at faten_freiha@mccormick.com, and Jim Smith at jim.smith@mccormick.co.uk.
•	Requests for interviews or company information from business media, mainstream consumer media, financial media, social media as well as governmental, industry or trade organizations must be reviewed and approved by the Global Communications team prior to engaging.
•	Only authorized spokespersons can speak on behalf of the company.

•	For more information, please review our Global External Media Policy on MKC Connect.

14.	Am I able to comment on this announcement on social media?
•	Please keep in mind that your statements and actions can be seen as a reflection of the company, including what you share on social media.
•	With that in mind, please only repost content from McCormick’s corporate LinkedIn and Instagram accounts. If you'd like to add additional commentary, you can include the following language: “This is such exciting news for everyone at @McCormick, creating new opportunities to deliver even more flavor to our customers and consumers." OR "Proud to be part of this milestone as we expand our capabilities and bring together talented teams to drive our shared growth journey."
•	Please be mindful of financial disclosure laws and confidentiality obligations and refrain from sharing confidential company information, which includes specific financial performance information, as well as business strategy or trade secret information.
•	Employees should refrain from adding any further commentary, opinions or additional information. Employees should also refrain from liking, sharing or commenting on posts that may be seen as inappropriate, creating a conflict, or the appearance of a conflict, or that could have negative implications for McCormick.
•	For more information, please review our Global Social Media Policy on MKC Connect.
15.	If I have additional questions, who should I reach out to? How and when will future updates or developments regarding the transaction be communicated?
•	Please reach out to your manager with any questions.
•	We are committed to updating you when we have more information to share throughout the transaction process.
16.	Does Unilever share our same values and corporate commitments? How can you be sure it won’t change?
•	Yes, and we believe our shared culture and values will empower our combination – it is one of the things that made this combination so attractive.
•	The proposed combination is founded in exceptional talent, technology and capabilities from two successful organizations with complementary geographic expertise.
•	McCormick and Unilever share a commitment to conducting business with high ethical standards and social responsibility, and these values will continue to guide operations at the combined company.
•	We are excited to welcome Unilever’s exceptional talent and international expertise to our Power of People culture.

McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information contained in this document that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as “will,” “aim,” “expects,” “anticipates,” “intends,” “looks,” “believes,” “vision,” “ambition,” “target,” “goal,” “plan,” “potential,” “work towards,” “may,” “milestone,” “objectives,” “outlook,” “probably,” “project,” “risk,” “continue,” “should,” “would be,” “seeks,” or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements contained in this document include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management’s current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (v) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vi) uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (vii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (viii) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined company; (ix) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (x) the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xi) the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; (xii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiii) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company’s filings with the Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Unilever Cautionary Statement Regarding Forward Looking Statements

This document may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods’ business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick’s access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods’ or McCormick’s business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team’s attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods’ operations and implement its plans, forecasts and other expectations with respect to Unilever Foods’ business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever' ability to innovate and remain competitive; Unilever' investment choices in its portfolio management; the effect of climate change on Unilever' business; Unilever' ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever' supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission (“SEC”), including McCormick’s Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group’s filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This document relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov.

The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick’s website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick’s shareholders in connection with the proposed transaction. Information about McCormick’s directors and executive officers and their ownership of McCormick’s common stock is set forth in McCormick’s proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick’s securities have changed since the amounts printed in McCormick’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.